Exhibit 99.1

SPI Energy Completes Acquisition of 4.4MW of Solar Projects in Greece

SANTA CLARA, California, November 6, 2019 (GLOBE NEWSWIRE) – SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions with strategic investments in green-energy-enabled products and services, today announced that SP Orange Power (Cyprus) Limited (“SP Orange”), a wholly owned subsidiary of the Company, has completed its acquisition of 100% of the equity interest of THERMI SUN S.A. (“Thermi Sun”), which owns 4.4 Megawatts ("MW") of photovoltaic (“PV”) projects in Greece. The PV projects at Thermi Sun have been connected to the Greek power grid since July 2012, and they are currently in operation.

The Company’s 7.55-million-euro acquisition of Thermi Sun represents the last of three acquisitions completed under the terms of an agreement with THERMI TANEO Venture Capital Fund (“TTVCF”) that was executed in September 2017, as amended in 2019. SPI Energy, through SP Orange, acquired from TTVCF all of its equity interests in the three Greek companies (namely, THERMI SUN S.A, HELIOHRISI S.A., and HELIOSTIXIO S.A), which own a total of four PV plants with an aggregate capacity of 7.4MW in northern Greece that produce estimated revenue of 2.4 million euros annually.

“We are excited about this latest acquisition and are proud of completing our contractual obligations under the agreement,” stated Hoong Khoeng Cheong, Chief Operating Officer of SPI Energy. Xiaofeng Peng, Chairman and Chief Executive Officer of the Company, commented, “This acquisition represents another key milestone in our strategic plan regarding our global solar assets. As we continue to reorganize our business, our top priority is to seek out opportunities to optimize our global PV portfolio, improve our operating cash flows and enhance our operating margins.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is an established provider of photovoltaic solutions with global operations in key markets in Australia, Europe, Japan and the United States. The Company is leveraging its solar platform and expertise to make strategic investment in green industries with significant growth and earnings potential and/or green-energy-enabled products and services.

For inquiries, please contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

RedChip Companies
Bruce Haase
(407) 712-8965
bruce@redchip.com